Via Facsimile and U.S. Mail
Mail Stop 6010

June 8, 2006

Martine A. Rothblatt, Ph.D.
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 27, 2006
File No. 000-26301

Dear Dr. Rothblatt:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief